Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the three and six months ended September 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and six-month periods ended September 30, 2022. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim consolidated financial statements (the “Q2 Financial Statements”) and accompanying notes for the three-month and six-month periods ended September 30, 2022 and 2021, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2022. These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q2 Financial Statements in Canadian dollars in accordance with IAS 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to November 9, 2022, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q2 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to develop new business, broaden the scope of our service offerings and enter into new contracts; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 1

requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the potential return to pre-COVID-19 pandemic operations.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A, the MD&A for the year ended March 31, 2022, and the MD&A for the quarter ended June 30, 2022, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya is a trusted North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,900 professionals in Canada, the United States and internationally. Alithya's strategy is based on a plan of accelerated organic growth and complementary acquisitions to create a global leader. The Company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 2

Business Offerings
Alithya's business offerings include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, employee experience and transformative change enablement and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Solutions Services. Alithya’s experts guide clients through all facets of Application Solutions Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions Services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the U.S. and internationally, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 3

As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability and strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 4

4. Strategic Business Plan
Alithya has adopted a three-year strategic plan which sets as a goal to consolidate its position to become a trusted leader in digital transformation.
According to this plan, Alithya's consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT services segments. Alithya's specialization in digital technologies and the flexibility to deploy enterprise solutions, and deliver solutions tailored to specific business objectives, responds directly to client expectations.
More specifically, Alithya has established a three-pronged growth plan focusing on:
•Increasing scale through organic growth and complementary acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity, and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders and articulating its Environmental, Social and Governance framework and priorities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 5

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
“EBITDA” refers to net income before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net loss to EBITDA, see section 8.7 titled “EBITDA and Adjusted EBITDA”.
Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, share-based compensation, business acquisition, integration and reorganization costs, internal ERP systems implementation, and other redundant and non-recurring items.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the profitability generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see section 8.7 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates from the equivalent period of the prior year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 6

“Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash and restricted cash. For the calculation of Net Debt, see section 10.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.
“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 7

6. Financial Highlights

Results of Operations	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues	128,933	105,277	255,697	208,198
Gross Margin	37,760	28,473	71,824	56,813
Gross Margin as a Percentage of Revenues (1)	29.3%	27.0%	28.1%	27.3%
Selling, General and Administrative Expenses	30,421	24,885	59,348	47,632
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	23.6%	23.6%	23.2%	22.9%
Net Loss	(435)	(2,777)	(4,599)	(4,809)
Basic and Diluted Loss per Share	—	(0.03)	(0.05)	(0.06)
Adjusted EBITDA (2)	9,440	5,035	15,638	12,047
Adjusted EBITDA Margin (2)	7.3%	4.8%	6.1%	5.8%

Other	September 30,	March 31,
(in $ thousands)	2022	2022
	$	$
Total Assets	512,255	447,721
Non-Current Financial Liabilities (3)	161,000	105,113
Total Long-Term Debt	166,185	106,676
Net Debt (4)	140,273	85,767

Shares, Stock Options and Share Units Outstanding	November 8,
2022
Class A Subordinate Voting Shares (“Subordinate Voting Shares”)	87,378,707
Class B Multiple Voting Shares (“Multiple Voting Shares”)	7,171,616
Stock Options (5)	4,706,462
Deferred Share Units (“DSUs”)	535,002
Restricted Share Units (“RSUs”)	181,498
Performance Share Units (“PSUs”)	860,383

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
2 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.7 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measures.
3 Non-current financial liabilities include the long-term portion of the long-term debt and the long-term portion of lease liabilities.
4 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 10.6 titled “Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measures.
5 Includes 657,896 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 8

For the three months ended September 30, 2022:
•Revenues increased 22.5% to $128.9 million, compared to $105.3 million for the same quarter last year.
•Gross margin increased 32.6% to $37.8 million, compared to $28.5 million for the same quarter last year.
•Gross margin as a percentage of revenues was 29.3%, compared to 27.0% for the same quarter last year. On a sequential basis, gross margin as a percentage of revenues increased from 26.9% for the first quarter of this year.
•Adjusted EBITDA increased 87.5% to $9.4 million, or 7.3% of revenues, compared to $5.0 million, or 4.8% of revenues, for the same quarter last year.
•Net loss was $0.4 million, or nil on a per share basis, compared to a net loss of $2.8 million, or $0.03 per share, for the same quarter last year.
•Q2 bookings(1) reached $119.3 million, which translated into a book-to-bill ratio(1) of 0.93 for the quarter, and on a trailing twelve months basis, bookings were $497.1 million, which translated into a book-to-bill ratio of 1.02.

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 9

7. Business Combination
Datum Consulting Group, LLC and its Affiliates
Overview
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of the U.S.-based Datum Consulting Group, LLC and its affiliates (“Datum”) (the “Datum Acquisition”), a leader in IP enabled digital transformation services for data-rich insurers and other regulated entities such as governments.
The Datum Acquisition was completed for purchase consideration and other consideration of up to US$47,263,000 ($60,836,000), in aggregate.
The purchase consideration of US$28,975,000 ($37,296,000), in aggregate, consisted of: (i) US$15,317,000 ($19,716,000) paid in cash, net of working capital adjustment; (ii) US$4,313,000 ($5,552,000) paid by the issuance of 1,867,262 Subordinate Voting Shares; and (iii) US$9,345,000 ($12,028,000) of balance of sale, representing deferred cash consideration, payable over three years on July 1, 2023, 2024 and 2025 (the "Anniversary Dates").
The other consideration of up to US$18,288,000 ($23,540,000), consisted of: (i) deferred cash consideration of US$975,000 ($1,255,000); (ii) deferred share consideration of 1,867,261 Subordinate Voting Shares with a value of US$4,313,000 ($5,552,000); and (iii) potential earn-out consideration of up to US$13,000,000 ($16,733,000), all payable over three years on the Anniversary Dates.
The deferred cash consideration will be recognized as employee compensation on business acquisition, over three years.
The deferred share consideration will be recognized as share-based compensation to an employee, over three years.
The potential earn-out consideration is payable in cash (75%), which will be recognized as employee compensation on business acquisition, and by Subordinated Voting Shares (25%), which will be recognized as share-based compensation, with a maximum of 1,517,151 Subordinate Voting Shares available for issuance with a value of US$3,505,000 ($4,511,000). The potential earn-out consideration has earn-out periods ending on each of the Anniversary Dates. The potential earn-out consideration payable in cash will be expensed over three years as the related services are provided at the best estimate of the payout required to settle the present obligation at the end of the reporting period. The potential earn-out consideration payable in shares will be expensed over the three-year vesting period and the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting dates.
The fair value of the assets acquired and liabilities assumed, and the purchase consideration is preliminary pending completion of an independant valuation. The most significant aspect remaining to be finalized relates to the valuation of intangibles. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Datum Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Datum Acquisition, the fair

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 10

value will then be revised. Accordingly, the values in the table below are subject to change. The Datum Acquisition is being accounted for using the acquisition method of accounting.
For the three and six months ended September 30, 2022, the Company incurred acquisition-related costs pertaining to the Datum acquisition of approximately $350,000 and $1,356,000, respectively. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Datum (in $ thousands)	$
Current assets
Cash	2,798
Accounts receivable and other receivables	3,663
Unbilled revenue	1,301
Prepaids	159
7,921
Non-current assets
Other assets	2
Property and equipment	55
Right-of-use assets	135
Intangibles	22,396
Goodwill	16,967
Total assets acquired	47,476

Current liabilities
Accounts payable and accrued liabilities	4,007
Deferred revenue	908
Current portion of lease liabilities	71
4,986
Non-current liabilities
Lease liabilities	64
Deferred tax liabilities	5,953
Total liabilities assumed	11,003

Net assets acquired	36,473

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Datum into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 11

Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Datum (in $ thousands)	$
Consideration transferred settled in cash	19,716
Issuance of 1,867,262 Subordinate Voting Shares	5,552
Balance of purchase payable with a nominal value of US$9,435,000 ($12,028,000)	11,205
Total consideration transferred	36,473

Datum's contribution to the Group results
For the three and six months ended September 30, 2022, the Datum business contributed revenues of approximately $4,905,000. For the three and six months ended September 30, 2022, the Datum business contributed to the consolidated net loss of the Group, in the amount of $3,487,000, including amortization, primarily related to the acquired customer relationships, of $1,729,000, share-based compensation granted on business acquisitions of $967,000 and acquisition and integration costs of $706,000 and $1,713,000, respectively.
8. Results of Operations

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands, except for per share data)	2022	2021	2022	2021
	$	$	$	$
Revenues	128,933	105,277	255,697	208,198
Cost of revenues	91,173	76,804	183,873	151,385
Gross margin	37,760	28,473	71,824	56,813

Operating expenses
Selling, general and administrative expenses	30,421	24,885	59,348	47,632
Business acquisition, integration and reorganization costs	2,741	689	4,623	4,632
Depreciation	1,602	1,247	3,181	2,800
Amortization of intangibles	6,708	3,450	11,407	6,830
Foreign exchange loss (gain)	64	(42)	(100)	26
	41,536	30,229	78,459	61,920
Operating loss	(3,776)	(1,756)	(6,635)	(5,107)
Net financial expenses	2,301	1,075	4,094	2,024
Loss before income taxes	(6,077)	(2,831)	(10,729)	(7,131)
Income tax expense (recovery)
Current	164	(148)	48	(196)
Deferred	(5,806)	94	(6,178)	(2,126)
	(5,642)	(54)	(6,130)	(2,322)
Net loss	(435)	(2,777)	(4,599)	(4,809)
Basic and diluted loss per share	—	(0.03)	(0.05)	(0.06)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 12

8.1Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended September 30,			For the six months ended September 30,
(in $ thousands, except for percentages)	2022	2021	%(2)	2022	2021	%

Total Alithya revenue as reported	128,933	105,277	22.5%	255,697	208,198	22.8%
Variation prior to foreign currency impact	21.3%			21.6%
Foreign currency impact	1.2%			1.2%
Variation over previous period	22.5%			22.8%
Canada
Constant Dollar Revenue	75,123	66,966	12.2%	153,320	135,990	12.7%
Foreign currency impact	—			—
Canada revenue as reported	75,123	66,966	12.2%	153,320	135,990	12.7%
U.S.
Constant Dollar Revenue	48,073	35,119	36.9%	91,042	66,046	37.8%
Foreign currency impact	1,736			3,392
U.S. revenue as reported	49,809	35,119	41.8%	94,434	66,046	43.0%
International
Constant Dollar Revenue	4,516	3,192	41.5%	8,803	6,162	42.9%
Foreign currency impact	(515)			(860)
International revenue as reported	4,001	3,192	25.3%	7,943	6,162	28.9%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $128.9 million for the three months ended September 30, 2022, including $8.3 million from Vitalyst, LLC (“Vitalyst”) and $4.9 million from Datum following their respective acquisitions by the Company on January 31, 2022 (the “Vitalyst Acquisition”) and July 1, 2022, representing a $23.6 million increase, or 22.5%, from $105.3 million for the three months ended September 30, 2021. On a sequential basis, revenues also increased by $2.1 million, from $126.8 million for the first quarter of this year.
Revenues in Canada increased by $8.1 million, or 12.2%, to $75.1 million for the three months ended September 30, 2022, from $67.0 million for the three months ended September 30, 2021. The increase in revenues was due to organic growth in all areas, including growth from the two long-term contracts signed as part of an acquisition in the first quarter of last year.
U.S. revenues increased by $14.7 million, or 41.8%, to $49.8 million for the three months ended September 30, 2022, from $35.1 million for the three months ended September 30, 2021, due primarily to revenues of $8.3 million from the Vitalyst Acquisition, $4.9 million from the Datum Acquisition, and a favorable US$ exchange rate impact of $1.7 million, partially offset by a decrease of revenues in certain areas of the business. On a sequential basis, revenues in the U.S. increased by $5.2 million, from $44.6 million for the first quarter of this year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 13

International revenues increased by $0.8 million, or 25.3%, to $4.0 million, from $3.2 million for the same quarter last year, driven by strong growth in activity levels, partially offset by an unfavorable foreign exchange rate impact of $0.5 million between the two periods.
Revenues amounted to $255.7 million for the six months ended September 30, 2022, including $16.7 million from the Vitalyst Acquisition and $4.9 million from the Datum Acquisition, representing a $47.5 million increase, or 22.8%, from $208.2 million for the six months ended September 30, 2021.
Revenues in Canada increased by $17.3 million, or 12.7%, to $153.3 million for the six months ended September 30, 2022, from $136.0 million for the six months ended September 30, 2021. The increase in revenues was due to organic growth in all areas, including growth from the two long-term contracts signed as part of an acquisition in the first quarter of last year.
U.S. revenues increased by $28.4 million, or 43.0%, to $94.4 million for the six months ended September 30, 2022, from $66.0 million for the six months ended September 30, 2021, due primarily to revenues of $16.7 million from the Vitalyst Acquisition, $4.9 million from the Datum Acquisition, a favorable US$ exchange rate impact of $3.4 million, and organic growth in certain areas of the business.
International revenues increased by $1.7 million, or 28.9%, to $7.9 million for the six months ended September 30, 2022, from $6.2 million for the six months ended September 30, 2021, driven by strong growth in activity levels, partially offset by an unfavorable foreign exchange rate impact of $0.9 million between the two periods.
8.2Gross Margin
Gross margin increased by $9.3 million, or 32.6%, to $37.8 million for the three months ended September 30, 2022, from $28.5 million for the three months ended September 30, 2021. Gross margin as a percentage of revenues increased to 29.3% for the three months ended September 30, 2022, from 27.0% for the three months ended September 30, 2021. On a sequential basis, gross margin as a percentage of revenues increased from 26.9% for the first quarter of this year.
Gross margin as a percentage of revenues increased in Canada, compared to the same quarter last year and on a sequential basis, due to increased revenues from permanent employees relative to subcontractors and increased average hourly billing rates.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year and on a sequential basis, despite annual salary increases which came into effect in the first quarter of this year, as a result of a positive margin impact from the acquisitions of Vitalyst and Datum.
International gross margin as a percentage of revenues decreased compared to the same quarter last year as a result of market pressures on salary costs.
Gross margin increased by $15.0 million, or 26.4%, to $71.8 million for the six months ended September 30, 2022, from $56.8 million for the six months ended September 30, 2021. Gross margin as a percentage of revenues increased to 28.1% for the six months ended September 30, 2022, from 27.3% for the six months ended September 30, 2021, despite annual salary increases which came into effect in the first

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 14

quarter of this year and the non-recurrence of the forgiveness of the $4.6 million in Paycheck Protection Program (“PPP”) loans recorded to cost of revenues in the first quarter of last year.
Gross margin as a percentage of revenues increased in Canada and internationally for the six months ended September 30, 2022, compared to the same period last year, due to increased revenues from permanent employees relative to subcontractors, increased average hourly billing rates, and increased subscription, software and other revenues, which carry higher margins, partially offset by market pressures on salary costs.
In the U.S., gross margin as a percentage of revenues decreased for the six months ended September 30, 2022, compared to the same period last year, as a result of reduced governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, as explained above, and market pressures on salary costs. This decrease was partially offset by a positive margin impact from the acquisitions of Vitalyst and Datum and increased subscription, software and other revenues, which carry higher margins.
8.3Segment Reporting
As at April 1, 2022, as a result of organic growth and the integration of recent business acquisitions, the Group determined that it has three reportable segments based on geography: Canada, U.S. and International. The Group had previously determined that it had one single reportable segment due to similar characteristics of its operating segments, including similar economic characteristics, the nature of services provided to its customers and types of customers comprising its customer base and the regulatory environment in which the Group operates. Information for the comparative period has been restated to also present segment information for the three reportable segments.
Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The following tables present the Group's operations based on reportable segments:

	For the three months ended September 30, 2022
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	75,123	49,809	4,001	128,933
Operating income by segment	8,304	7,584	433	16,321
Head office general and administrative expenses				8,982
Business acquisition, integration and reorganization costs				2,741
Foreign exchange loss				64
Operating income before depreciation and amortization				4,534
Depreciation and amortization				8,310
Operating loss				(3,776)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 15

	For the three months ended September 30, 2021
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	66,966	35,119	3,192	105,277
Operating income by segment	6,344	4,057	274	10,675
Head office general and administrative expenses				7,087
Business acquisition, integration and reorganization costs				689
Foreign exchange gain				(42)
Operating income before depreciation and amortization				2,941
Depreciation and amortization				4,697
Operating loss				(1,756)

	For the six months ended September 30, 2022
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	153,320	94,434	7,943	255,697
Operating income by segment	15,762	12,802	803	29,367
Head office general and administrative expenses				16,891
Business acquisition, integration and reorganization costs				4,623
Foreign exchange gain				(100)
Operating income before depreciation and amortization				7,953
Depreciation and amortization				14,588
Operating loss				(6,635)

	For the six months ended September 30, 2021
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	135,990	66,046	6,162	208,198
Operating income by segment	10,172	12,803	490	23,465
Head office general and administrative expenses				14,284
Business acquisition, integration and reorganization costs				4,632
Foreign exchange loss				26
Operating income before depreciation and amortization				4,523
Depreciation and amortization				9,630
Operating loss				(5,107)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 16

8.4Operating Expenses
8.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $30.4 million for the three months ended September 30, 2022, an increase of $5.5 million, or 22.2%, from $24.9 million for the three months ended September 30, 2021. As a percentage of consolidated revenues, total selling, general and administrative expenses(1) amounted to 23.6% for the three months ended September 30, 2022, similar to 23.6% for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst, offset by reductions in other expense categories. On a sequential basis, expenses increased by $1.5 million, from $28.9 million for the first quarter, driven by a sequential increase in share-based compensation of $1.0 million, expenses of $0.6 million from Datum, and an unfavorable US$ exchange rate impact of $0.3 million, partially offset by reductions in other expense categories.
Expenses in Canada increased by $1.6 million, or 10.1%, to $17.1 million for the three months ended September 30, 2022, from $15.5 million for the three months ended September 30, 2021. This increase was due primarily to increases of $0.8 million in non-cash share-based compensation, mainly from grants on business acquisitions, $0.5 million in information technology and communications costs, $0.4 million in employee training costs, $0.2 million in employee compensation costs, and $0.2 million in travel costs, as these activities are returning to pre-Covid-19 levels. These expenses were partially offset by decreases of $0.3 million in occupancy costs and $0.2 million in professional fees.
U.S. expenses increased by $4.0 million, or 46.3%, to $12.6 million for the three months ended September 30, 2022, from $8.6 million for the three months ended September 30, 2021. The increase was due primarily to expenses of $3.1 million from Vitalyst and $0.6 million from Datum, and an increase of $0.2 million in employee compensation costs. The increased expenses include an unfavorable US$ exchange rate impact of $0.4 million.
International expenses amounted to $0.7 million for the three months ended September 30, 2022 and 2021.
Selling, general and administrative expenses totaled $59.3 million for the six months ended September 30, 2022, an increase of $11.7 million, or 24.6%, from $47.6 million for the six months ended September 30, 2021. As a percentage of consolidated revenues, total selling, general and administrative expenses amounted to 23.2% for the six months ended September 30, 2022, compared to 22.9% for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst.

1 Selling, General and Administrative Expenses as a Percentage of Revenues, which is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 17

Expenses in Canada increased by $2.4 million, or 7.8%, to $33.6 million for the six months ended September 30, 2022, from $31.2 million for the six months ended September 30, 2021. This increase was due primarily to increases of $1.2 million in information technology and communications costs, $0.6 million in non-cash share-based compensation, mainly from grants on business acquisitions and PSUs, $0.6 million in employee training costs, $0.4 million in recruiting fees, and increases of $0.3 million in travel costs and $0.2 million in business development costs, as these activities are returning to pre-Covid-19 levels. These expenses were partially offset by decreases of $0.6 million in employee compensation costs and $0.3 million in occupancy costs.
U.S. expenses increased by $9.0 million, or 58.9%, to $24.2 million for the six months ended September 30, 2022, from $15.2 million for the six months ended September 30, 2021. The increase was due primarily to expenses of $5.7 million from Vitalyst and $0.6 million from Datum, an increase of $2.5 million in employee compensation costs, as salaries and variable compensation increased with revenues, and as governmental wage subsidies decreased, mainly the forgiveness of $1.3 million in PPP loans recorded in the first quarter of last year, and an increase of $0.3 million in travel costs, partially offset by a $0.2 million decrease in recruiting fees. The increased expenses include an unfavorable US$ exchange rate impact of $0.9 million.
International expenses increased by $0.3 million, or 25.0%, to $1.5 million for the six months ended September 30, 2022, from $1.2 million for the six months ended September 30, 2021, primarily due to increased travel costs.
8.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Stock option plans	260	208	486	398
Share purchase plan – employer contribution	363	273	694	527
Share-based compensation granted on business acquisitions	1,105	483	1,242	961
DSUs	138	152	273	309
RSUs	—	—	—	92
PSUs	235	91	467	91
	2,101	1,207	3,162	2,378

Share-based compensation amounted to $2.1 million for the three months ended September 30, 2022, representing an increase of $0.9 million, from $1.2 million for the three months ended September 30, 2021. The increase in share-based compensation was driven primarily by increased expenses related to share-based compensation granted on business acquisitions and increased expenses related to PSUs.
Share-based compensation amounted to $3.2 million for the six months ended September 30, 2022, representing an increase of $0.8 million, from $2.4 million for the six months ended September 30, 2021. The increase in share-based compensation was driven primarily by increased expenses related to PSUs, increased

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 18

share-based compensation granted on business acquisitions, and increased employer contributions to the share purchase plan, partially offset by decreased expenses related to RSUs.
8.4.3Business Acquisition, Integration and Reorganization Costs
Having reached a certain critical mass through acquisitions and continued organic growth, Alithya initiated a review of its cost structure in the fourth quarter of last year and has incurred certain reorganization costs in the current year.
Business acquisition, integration and reorganization costs amounted to $2.7 million for the three months ended September 30, 2022, representing an increase of $2.0 million, from $0.7 million for the three months ended September 30, 2021. The increase was driven primarily by $1.7 million in reorganization costs related to modifications to Alithya's cost structure during the three months ended September 30, 2022, consisting entirely of employee termination and benefits costs, and increases of $0.4 million in employee compensation on business acquisition and $0.3 million in business acquisition costs, related mainly to the Datum Acquisition. These costs were partially offset by a decrease of $0.3 million in integration costs, related mainly to the integration of R3D Consulting Inc. (“R3D”) in the second quarter of last year.
Business acquisition, integration and reorganization costs amounted to $4.6 million for the six months ended September 30, 2022 and 2021. For the six months ended September 30, 2022, integration costs decreased by $2.3 million compared to the six months ended September 30, 2021, related mainly to the integration of R3D last year. This decrease was offset by a $1.9 million increase in reorganization costs related to modifications to Alithya's cost structure during the six months ended September 30, 2022, consisting entirely of employee termination and benefits costs, and increases of $0.4 million in employee compensation on business acquisition and $0.1 million in acquisition costs, related mainly to the Datum Acquisition.
8.4.4Depreciation
Depreciation totaled $1.6 million for the three months ended September 30, 2022, compared to $1.2 million for the three months ended September 30, 2021. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.2 million, and right-of-use assets, which increased by $0.2 million.
Depreciation totaled $3.2 million for the six months ended September 30, 2022, compared to $2.8 million for the six months ended September 30, 2021. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.1 million, and right-of-use assets, which increased by $0.3 million.
8.4.5Amortization of Intangibles
Amortization of intangibles totaled $6.7 million for the three months ended September 30, 2022, compared to $3.4 million for the three months ended September 30, 2021. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $2.3 million, and amortization of software, which increased by $0.9 million. The increases resulted primarily from the amortization of intangibles recognized on the acquisitions of Vitalyst and Datum.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 19

Amortization of intangibles totaled $11.4 million for the six months ended September 30, 2022, compared to $6.8 million for the six months ended September 30, 2021. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $3.7 million, and amortization of software, which increased by $0.7 million. The increases resulted primarily from the amortization of intangibles recognized on the acquisitions of Vitalyst and Datum.
8.4.6Foreign Exchange Loss (Gain)
Foreign exchange loss amounted to $0.1 million for the three months ended September 30, 2022, compared to a gain of $0.04 million for the three months ended September 30, 2021.
Foreign exchange gain amounted to $0.1 million for the six months ended September 30, 2022, compared to a loss of $0.03 million for the six months ended September 30, 2021.
8.5Other Income and Expenses
8.5.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Interest on long-term debt	1,651	531	2,886	1,010
Interest and financing charges	159	106	288	181
Interest on lease liabilities	210	173	427	350
Amortization of finance costs	88	66	171	129
Interest accretion on balances of purchase payable	256	212	404	419
Interest income	(63)	(13)	(82)	(65)
	2,301	1,075	4,094	2,024

Net financial expenses amounted to $2.3 million for the three months ended September 30, 2022, representing an increase of $1.2 million, or 113.8%, from $1.1 million for the three months ended September 30, 2021, driven mainly by the increase in long-term debt, as described in section 10.6, and increased variable interest rates, which accounted for the increase in interest on long-term debt.
Net financial expenses amounted to $4.1 million for the six months ended September 30, 2022, representing an increase of $2.1 million, or 101.9%, from $2.0 million for the six months ended September 30, 2021, driven mainly by the increase in long-term debt, as described in section 10.6, and increased variable interest rates, which accounted for the increase in interest on long-term debt.
8.5.2Income Taxes
Income tax recovery was $5.6 million for the three months ended September 30, 2022, representing an increase of $5.5 million, from $0.1 million for the three months ended September 30, 2021, due primarily to an

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 20

increase in deferred tax recovery, partially offset by an increase in current tax expense. During the three months ended September 30, 2022, the Group recognized a deferred tax asset in the amount of $6.0 million that was probable of being realized as a result of the deferred tax liability pursuant to the Datum Acquisition. The recognized deferred tax asset relates to previous years' net operating losses of the Group in the U.S. available for carryforwards in the amount of approximately $22.8 million that was previously not recognized.
Income tax recovery was $6.1 million for the six months ended September 30, 2022, representing an increase of $3.8 million, from $2.3 million for the six months ended September 30, 2021, due primarily to an increase in deferred tax recovery, partially offset by an increase in current tax expense.
8.6Net Loss and Loss per Share
Net loss for the three months ended September 30, 2022 was $0.4 million, a decrease of $2.3 million, from $2.8 million for the three months ended September 30, 2021. The decreased loss was driven by increased gross margin and increased income tax recovery, partially offset by increased selling, general and administrative expenses, increased business acquisition, integration and reorganization costs, increased depreciation and amortization of intangibles, and increased net financial expenses in the three months ended September 30, 2022, compared to the three months ended September 30, 2021. On a per share basis, this translated into a basic and diluted net loss per share of nil for the three months ended September 30, 2022, compared to a net loss of $0.03 per share for the three months ended September 30, 2021.
Net loss for the six months ended September 30, 2022 was $4.6 million, a decrease of $0.2 million, from $4.8 million, including the forgiveness of $5.9 million in PPP loans, for the six months ended September 30, 2021. The decreased loss was driven by increased gross margin and increased income tax recovery, partially offset by decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, increased selling, general and administrative expenses, increased depreciation and amortization of intangibles, and increased net financial expenses in the six months ended September 30, 2022, compared to the six months ended September 30, 2021. On a per share basis, this translated into a basic and diluted net loss per share of $0.05 for the six months ended September 30, 2022, compared to a net loss of $0.06 per share for the six months ended September 30, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 21

8.7EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues	128,933	105,277	255,697	208,198
Net loss	(435)	(2,777)	(4,599)	(4,809)
Net financial expenses	2,301	1,075	4,094	2,024
Income tax recovery	(5,642)	(54)	(6,130)	(2,322)
Depreciation	1,602	1,247	3,181	2,800
Amortization of intangibles	6,708	3,450	11,407	6,830
EBITDA	4,534	2,941	7,953	4,523
EBITDA Margin	3.5%	2.8%	3.1%	2.2%
Adjusted for:
Foreign exchange loss (gain)	64	(42)	(100)	26
Share-based compensation	2,101	1,207	3,162	2,378
Business acquisition, integration and reorganization costs	2,741	689	4,623	4,632
Internal ERP systems implementation	—	240	—	488
Adjusted EBITDA	9,440	5,035	15,638	12,047
Adjusted EBITDA Margin	7.3%	4.8%	6.1%	5.8%

EBITDA amounted to $4.5 million for the three months ended September 30, 2022, representing an increase of $1.6 million, from $2.9 million for the three months ended September 30, 2021. EBITDA Margin was equal to 3.5% for the three months ended September 30, 2022, compared to 2.8% for the three months ended September 30, 2021.
Adjusted EBITDA amounted to $9.4 million for the three months ended September 30, 2022, representing an increase of $4.4 million, from $5.0 million for the three months ended September 30, 2021. As explained above, increased gross margin and the contributions from the acquisitions of Vitalyst and Datum were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 7.3% for the three months ended September 30, 2022, compared to 4.8% for the three months ended September 30, 2021.
EBITDA amounted to $8.0 million for the six months ended September 30, 2022, representing an increase of $3.4 million, from $4.5 million for the six months ended September 30, 2021. EBITDA Margin was equal to 3.1% for the six months ended September 30, 2022, compared to 2.2% for the six months ended September 30, 2021.
Adjusted EBITDA amounted to $15.6 million for the six months ended September 30, 2022, representing an increase of $3.6 million, from $12.0 million, including the forgiveness of $5.9 million in PPP loans, for the six months ended September 30, 2021. As explained above, increased gross margin and the contributions from the acquisitions of Vitalyst and Datum were partially offset by increased selling, general and administrative expenses and decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year. Adjusted EBITDA Margin was 6.1% for the six months ended September 30, 2022, compared to 5.8% for the six months ended September 30, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 22

9. Bookings
Bookings during the three months ended September 30, 2022 were $119.3 million, which translated into a book-to-bill ratio of 0.93 for the quarter. For the trailing twelve months, new bookings were $497.1 million, which translated into a book-to-bill ratio of 1.02.
10. Liquidity and Capital Resources
10.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and a subordinated unsecured loan, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and six months ended September 30, 2022 and 2021:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Net cash used in operating activities	(2,607)	(7,523)	(13,968)	(6,997)
Net cash used in investing activities	(16,139)	(400)	(14,802)	(1,147)
Net cash from financing activities	3,706	20,829	36,153	24,822
Effect of exchange rate changes on cash	614	3	874	(19)
Net change in cash	(14,426)	12,909	8,257	16,659
Cash, beginning of period	40,338	10,653	17,655	6,903
Cash, end of period	25,912	23,562	25,912	23,562

10.2Cash Flows - Operating Activities
For the three months ended September 30, 2022, net cash used in operating activities was $2.6 million, representing an improvement of $4.9 million, from $7.5 million for the three months ended September 30, 2021. The cash used in the three months ended September 30, 2022 resulted primarily from the net loss of $0.4 million, plus $4.1 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes and unrealized foreign exchange, and $6.3 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended September 30, 2021 resulted primarily from the net loss of $2.8 million, plus $6.2 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, and $10.9 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $6.3 million during the three months ended September 30, 2022 consisted primarily of a $5.7 million decrease in accounts payable and accrued liabilities, a $1.5 million increase in tax credits receivable, and a $0.4 million increase in unbilled revenues, partially offset by a $0.6 million decrease in prepaids and a $0.6 million decrease in accounts receivable and other receivables. For the three months ended September 30, 2021, unfavorable changes in non-cash working capital items of

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 23

$10.9 million consisted primarily of a $7.6 million increase in accounts receivable and other receivables, a $7.3 million decrease in accounts payable and accrued liabilities, and a $0.5 million increase in unbilled revenues, partially offset by a $2.2 million decrease in tax credits receivable, a $1.6 million increase in deferred revenues, and a $0.7 million decrease in prepaids.
For the six months ended September 30, 2022, net cash used in operating activities was $14.0 million, representing an increase of $7.0 million, from $7.0 million for the six months ended September 30, 2021. The cash used in the six months ended September 30, 2022 resulted primarily from the net loss of $4.6 million, plus $10.8 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, share-based compensation, and interest accretion on balances of purchase payable, partially offset by deferred taxes and unrealized foreign exchange, and $20.2 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the six months ended September 30, 2021 resulted primarily from the net loss of $4.8 million, plus $4.2 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by the forgiveness of PPP loans and deferred taxes, and $6.4 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $20.2 million during the six months ended September 30, 2022 consisted primarily of a $12.5 million increase in unbilled revenues, a $10.5 million decrease in accounts payable and accrued liabilities, a $4.2 million increase in tax credits receivable, and a $1.2 million decrease in deferred revenues, partially offset by a $8.0 million decrease in accounts receivable and other receivables, a $0.2 million decrease in prepaids, and a $0.1 million decrease in other assets. For the six months ended September 30, 2021, unfavorable changes in non-cash working capital items of $6.4 million consisted primarily of a $9.5 million increase in accounts receivable and other receivables and a $3.2 million increase in unbilled revenues, partially offset by a $2.3 million increase in accounts payable and accrued liabilities, a $1.5 million decrease in prepaids, a $1.4 million increase in deferred revenues, a $0.7 million decrease in income taxes receivable, and a $0.5 million decrease in tax credits receivable.
10.3Cash Flows - Investing Activities
For the three months ended September 30, 2022, net cash used in investing activities was $16.1 million, representing an increase of $15.7 million, from $0.4 million of cash used for the three months ended September 30, 2021. The cash flows for the three months ended September 30, 2022 resulted primarily from the Datum Acquisition and purchases of property and equipment as part of the ordinary course of business. In comparison, the cash used in the three months ended September 30, 2021 resulted primarily from purchases of property and equipment as part of the ordinary course of business.
For the six months ended September 30, 2022, net cash used in investing activities was $14.8 million, representing an increase of $13.7 million, from $1.1 million for the six months ended September 30, 2021. The cash flows for the six months ended September 30, 2022 resulted primarily the Datum Acquisition and purchases of property and equipment and intangibles as part of the ordinary course of business, partially offset by a decrease in restricted cash. In comparison, the cash used in the six months ended September 30, 2021 resulted primarily from the acquisition of R3D and purchases of property and equipment as part of the ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 24

10.4    Cash Flows - Financing Activities
For the three months ended September 30, 2022, net cash from financing activities was $3.7 million, representing a decrease of $17.1 million, from $20.8 million for the three months ended September 30, 2021. The cash flows for the three months ended September 30, 2022 resulted primarily from $7.1 million in proceeds from long-term debt, net of related transaction costs, as described in section 10.6, partially offset by $2.2 million in long-term debt repayments, $0.9 million in repayments of lease liabilities, and $0.3 million in shares purchased for cancellation. In comparison, the cash flows for the three months ended September 30, 2021 resulted primarily from $25.8 million in proceeds from long-term debt, net of related transaction costs, partially offset by $4.2 million in long-term debt repayments and $0.7 million in repayments of lease liabilities.
For the six months ended September 30, 2022, net cash from financing activities was $36.2 million, representing an increase of $11.4 million, from $24.8 million for the six months ended September 30, 2021. The cash flows for the six months ended September 30, 2022 resulted primarily from $47.7 million in proceeds from long-term debt, net of related transaction costs, as described in section 10.6, partially offset by $8.9 million in long-term debt repayments, $1.8 million in repayments of lease liabilities, and $0.8 million in shares purchased for cancellation. In comparison, the cash flows for the six months ended September 30, 2021 resulted primarily from $53.3 million in proceeds from long-term debt, net of related transaction costs, partially offset by $27.2 million in long-term debt repayments and $1.1 million in repayments of lease liabilities.
10.5Capital Resources
Alithya’s capital consists of cash, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, bank borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 25

10.6    Long-Term Debt and Net Debt
The following table summarizes the Group’s long-term debt:

As at	September 30,	March 31,
(in $ thousands)	2022	2022
	$	$
Senior secured revolving credit facility (the “Credit Facility”) (a)	112,529	66,631
Secured loans (b)	9,336	8,596
Subordinated unsecured loans (c)	20,000	17,500
Balance of purchase price payable paid in April 2022	—	3,100
Balance of purchase price payable with a nominal value of $1,800,000, non-interest bearing (6.0% effective interest rate), payable on October 1, 2022	1,800	1,748
Balance of purchase price payable with a nominal value of $9,385,000 (US$6,825,000), non-interest bearing (6.0% effective interest rate), payable on December 13, 2022	9,275	8,178
Balance of purchase price payable with a nominal value of $12,850,000 (US$9,345,000), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,283,000 (US$3,115,000), maturing on July 1, 2025	12,078	—
Deferral of employment tax payments (US$1,219,000)	1,676	1,521
Other	76	120
Unamortized transaction costs (net of accumulated amortization of $925,000 and $754,000)	(585)	(718)
	166,185	106,676
Current portion of long-term debt	21,773	19,316
	144,412	87,360

(a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
On September 29, 2022, the Credit Facility was amended to temporarily increase the maximum amount available under the Credit Facility to $140,000,000 for the period from September 29, 2022 to January 31, 2023 (the "Bulge Period"). The Group can terminate the Bulge Period at its option commencing December 31, 2022. During the Bulge Period, the advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.50%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 2.00% to 2.75%, as applicable for Canadian and U.S. advances, respectively.
(b) The secured loans are with Investissement Québec and finance the 2021 and 2022 refundable tax credits. The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2023 for the 2021 financed refundable tax credits, in the amount of $4,670,000, and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $4,666,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 26

(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2025. Under the terms of the loan, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Group was in compliance with all of its financial covenants as at September 30, 2022.
Total long-term debt as at September 30, 2022 increased by $59.5 million, to $166.2 million, from $106.7 million as at March 31, 2022, due primarily to an increase of $45.9 million in drawings under the Credit Facility in order to fund the Datum Acquisition and to fund operations, the addition of a $12.1 million balance of purchase price payable as part of the Datum Acquisition, an increase of $2.5 million in the subordinated unsecured loan, an increase of $0.7 million in the secured loans, and a general increase due to the foreign exchange rate impact on long-term debt denominated in U.S. dollars, partially offset by the payment of a $3.1 million balance of sale related to a previous acquisition. The increase in total long-term debt resulted in a $8.3 million increase in cash as at September 30, 2022 compared to March 31, 2022.
As at September 30, 2022, cash amounted to $25.9 million and $112.5 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2022, cash amounted to $17.7 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.3 million, and $66.6 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to Net Debt:

As at	September 30,	March 31,
(in $ thousands)	2022	2022
	$	$
Current portion of long-term debt	21,773	19,316
Non-current portion of long-term debt	144,412	87,360
Total long-term debt	166,185	106,676
Less:
Cash	25,912	17,655
Restricted cash	—	3,254
	25,912	20,909
Net Debt	140,273	85,767

During the six months ended September 30, 2022, Alithya's Net Debt increased primarily as a result of the increased borrowing under the Credit Facility, as explained above, and the decrease in restricted cash, partially offset by the increase in cash.
10.7    Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. Please refer to section 10.7 of Alithya's MD&A for the year ended March 31, 2022 for an overview of such obligations as at such date. Excluding the deferred consideration and potential earn-out consideration related to the Datum Acquisition, as described in section 7 of this MD&A, there have been no material changes with respect to contractual obligations since March 31, 2022 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 27

10.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure. Please refer to section 10.8 of Alithya's MD&A for the year ended March 31, 2022 and Note 13 of the annual audited consolidated financial statements for the same period for an overview of such arrangements as at such date. There have been no material changes with respect to off-balance sheet arrangements since March 31, 2022 outside of Alithya’s ordinary course of business.
11. Share Capital
11.1Issued
The following table presents information concerning issued share capital activity for the period:

	Subordinate Voting Shares		Multiple Voting Shares
(in $ thousands)	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2022	85,554,000	300,901	7,171,616	4,321
Shares issued in consideration of the acquisition of Datum	1,867,262	5,528	—	—
Shares purchased for cancellation	(283,886)	(997)	—	—
Ending balance as at September 30, 2022	87,137,376	305,432	7,171,616	4,321

During the six months ended September 30, 2022, the following transactions occurred:
•As part of the Datum Acquisition, 1,867,262 Subordinate Voting Shares, with a total value of $5,552,000, were issued. The Company incurred share issue costs in the amount of $32,000, net of deferred income tax of $8,000, for net consideration of $5,528,000.
•The purchase for cancellation of 283,886 Subordinate Voting Shares under the Company's normal course issuer bid (“NCIB”) for a total cash consideration of $839,000 and a carrying value of $997,000. The excess of the carrying value over the purchase price in the amount of $158,000 was credited to deficit.
During the six months ended September 30, 2021, the Company acquired all of the outstanding shares of R3D (now Alithya IT Services Inc.). As part of the acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued.
11.2Normal Course Issuer Bid
On September 14, 2022, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,491,128 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 8, 2022.
The NCIB plan commenced on September 20, 2022 and will end on the earlier of September 19, 2023 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 28

under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
12. Related Parties
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties. As at September 30, 2022, the entity was no longer a related party as its controlling shareholder ceased to be a director of the Group on September 14, 2022.

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2022	2021	2022	2021
	$	$	$	$
Revenues*	3,150	5,530	6,811	11,400

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a former director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.
As at September 30, 2022, trade accounts receivable in the amount of $2,772,000 (March 31, 2022 - $4,287,000) are receivable from an entity controlled by a former director.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 29

13. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2020	2021	2021	2021	2021	2022	2022	2022
Revenues	70,606	77,971	102,921	105,277	109,713	119,974	126,764	128,933
Cost of revenues	50,178	54,517	74,581	76,804	81,456	88,891	92,700	91,173
Gross margin	20,428	23,454	28,340	28,473	28,257	31,083	34,064	37,760
	28.9%	30.1%	27.5%	27.0%	25.8%	25.9%	26.9%	29.3%
Operating expenses
Selling, general and administrative expenses	20,421	21,740	22,747	24,885	25,002	26,204	28,927	30,421
Business acquisition, integration and reorganization costs	500	718	3,943	689	857	6,128	1,882	2,741
Depreciation	900	1,058	1,553	1,247	1,400	1,235	1,579	1,602
Amortization of intangibles	2,703	2,490	3,380	3,450	3,438	4,017	4,699	6,708
Foreign exchange loss (gain)	47	74	68	(42)	(27)	(25)	(164)	64
	24,571	26,080	31,691	30,229	30,670	37,559	36,923	41,536
Operating loss	(4,143)	(2,626)	(3,351)	(1,756)	(2,413)	(6,476)	(2,859)	(3,776)
Net financial expenses	870	849	949	1,075	1,203	1,352	1,793	2,301
Loss before income taxes	(5,013)	(3,475)	(4,300)	(2,831)	(3,616)	(7,828)	(4,652)	(6,077)
Income tax recovery	(220)	(950)	(2,268)	(54)	(130)	(575)	(488)	(5,642)
Net loss	(4,793)	(2,525)	(2,032)	(2,777)	(3,486)	(7,253)	(4,164)	(435)
Basic and diluted loss per share	(0.08)	(0.04)	(0.02)	(0.03)	(0.04)	(0.08)	(0.04)	—

Quarterly variances in Alithya's results are due primarily to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations. Finally, quarterly variations can be attributed to the timing of acquisitions.
Over the eight-quarter period, revenues have increased mainly due to business acquisitions, and organic growth in most areas of the Company’s business. Fluctuations in gross margin over the previous eight quarters can be attributed to a steady migration towards higher value-added services, offset by the negative impacts of the COVID-19 pandemic, net of government subsidies received, and the April 1, 2021 acquisition of R3D, whose revenues historically show a higher proportion from billable subcontractors. Selling, general and administrative expenses have increased mainly from business acquisitions, net of synergies, and additional costs associated with carrying out the strategic business plan and increased recruiting in order to grow revenues. As a percentage of consolidated revenues, total selling, general and administrative expenses have remained steady over the period. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, and income tax recovery, have also varied as a result of business acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 30

14. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q2 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2022. The accounting policies have been applied consistently by all entities of the Group.
15. Accounting Standard Amendments Effective for the Year Ending March 31, 2023
The following amendment to existing standards was adopted by the Group on April 1, 2022 and had no significant impact on the Group’s consolidated financial statements.
Onerous Contracts, Cost of Fulfilling a Contract
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37. The amendments specify which costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The full cost approach considers that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract include incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.
16. New Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the Q2 Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 31

or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. These amendments are subject to future developments. Certain application issues resulting from the 2020 amendments were raised with the IASB, which resulted in the IASB publishing exposure draft ED/2021/9 Non-Current Liabilities with Covenants in November 2021. Further amendments to IAS 1 are proposed as well as a deferral of the effective date of the 2020 amendments to no earlier than January 1, 2024. The exposure draft was open for comment until March 21, 2022. Management is currently assessing, but has not yet determined, the impact of the amendment on the Group’s consolidated financial statements.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 32

differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.
17. Risks and Uncertainties
Alithya is subject to a number of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on Alithya's financial position, financial performance, cash flows, business or reputation. These risks should be considered when evaluating an investment in Alithya and may, among other things, cause a decline in the price of the Subordinate Voting Shares.
Such risks and uncertainties include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties” of the Company's MD&A for the fiscal year ended March 31, 2022 and the MD&A for the quarter ended June 30, 2022, all of which are hereby incorporated by reference.
18. Management’s Evaluation of Our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2022. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2022.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance

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For the three and six months ended September 30, 2022	| 33

with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2022 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2022.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended September 30, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.
Limitations on Scope of design of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management has excluded from its assessment of the scope of the disclosure controls and procedures and internal control over financial reporting the controls, policies and procedures of Vitalyst, which was acquired on January 31, 2022, the operating results of which are included in the Q2 Financial Statements of the Company. The scope limitation is in accordance with NI 52-109 adopted by Canadian securities regulators and existing SEC guidance, which allow an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.
For the six months ended September 30, 2022, Vitalyst contributed revenues of $16.7 million and generated a net income of $1.5 million. In addition, as at September 30, 2022, Vitalyst's current assets and current liabilities represented approximately 3.9% of consolidated current assets and 7.0% of consolidated current liabilities, respectively. Non-current assets, which exclude intangible assets and goodwill from the acquisition, and non-current liabilities represented approximately 0.2% of consolidated non-current assets and nil% of consolidated non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed as at the date of the acquisition are described in Note 3 of the annual audited consolidated financial statements of the Company for the year ended March 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three and six months ended September 30, 2022	| 34